Exhibit 99.(c)(1)

Fundrise SFR JV 1, LLC

Delaware	86-1351302
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Consolidated Financial Statements

For the Period January 4, 2021 (Inception)

Through December 31, 2021

For questions contact:
Telephone: (202) 584-0550

Email: investments@fundrise.com

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

(202) 584-0550

Index to THE CONSOLIDATED Financial Statements of

Fundrise SFR JV 1, LLC

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KPMG LLP

Suite 900

8350 Broad Street

McLean, VA 22102

Independent Auditor’s Report

To the Members
Fundrise SFR JV 1, LLC:

Opinion

We have audited the consolidated financial statements of Fundrise SFR JV 1, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, members’ equity, and cash flows for the period from January 4, 2021 (Inception) to December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 4, 2021 (Inception) to December 31, 2021, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

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In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McLean, Virginia

February 25, 2022

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

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Fundrise SFR JV 1, LLC

Consolidated Balance Sheet

(Amounts in thousands)

December 31, 2021
ASSETS
Cash	$22,218
Restricted cash	9,060
Other assets, net	7,042
Deposits	24,245
Derivative financial instruments	149
Investments in rental real estate properties, net	428,554
Investments in real estate held for improvement	46,921
Total Assets	$538,189

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$9,339
Due to related party	319
Distributions payable	700
Rental security deposits and other liabilities	2,813
Credit facility	279,200
Total Liabilities	292,371

Total Members’ Equity	245,818
Total Liabilities and Members’ Equity	$538,189

The accompanying notes are an integral part of these consolidated financial statements.

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Fundrise SFR JV 1, LLC

Consolidated Statement of Operations

(Amounts in thousands)

For the Period January 4, 2021 (Inception) through December 31, 2021
Revenue
Rental revenue	$9,060
Other revenue	1,383
Total Revenue	10,443

Expenses
Depreciation and amortization	5,237
Property operations and maintenance	4,389
General and administrative expenses	582
Total Expenses	10,208

Other Expense
Interest expense	3,434
Loss on derivative financial instruments	18
Total Other Expense	3,452

Net Loss	$(3,217)

The accompanying notes are an integral part of these consolidated financial statements.

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Fundrise SFR JV 1, LLC

Consolidated Statement of Members’ Equity

(Amounts in thousands)

	Operating Member	Investor Member	Total Members’ Equity
January 4, 2021 (Inception)	$-	$-	$-
Contributions	25,056	225,509	250,565
Distributions	(153)	(1,377)	(1,530)
Net loss	(322)	(2,895)	(3,217)
December 31, 2021	$24,581	$221,237	$245,818

The accompanying notes are an integral part of these consolidated financial statements.

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Fundrise SFR JV 1, LLC

Consolidated Statement of Cash Flows

(Amounts in thousands)

For the Period January 4, 2021 (Inception) through
December 31, 2021
OPERATING ACTIVITIES:
Net loss	$(3,217)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	5,237
Amortization of deferred financing costs	753
Bad debt expense	109
Loss on derivative financial instruments	18
Changes in assets and liabilities:
Net increase in other assets, net	(3,278)
Net increase in accounts payable and accrued expenses	2,675
Net decrease in due to related party	(1,575)
Net increase in rental security deposits and other liabilities	2,813
Net cash provided by operating activities	3,535
INVESTING ACTIVITIES:
Acquisition of rental real estate properties	(350,613)
Acquisition of real estate held for improvement	(21,665)
Capital expenditures related to real estate held for improvement	(305)
Issuance of deposits	(12,152)
Release of deposits	1,058
Net cash used in investing activities	(383,677)
FINANCING ACTIVITIES:
Net proceeds from advances on credit facility	238,575
Purchase of derivative financial instrument	(127)
Payment of deferred financing costs	(2,188)
Capital contributions from Members	175,990
Distributions paid to Members	(830)
Net cash provided by financing activities	411,420

Net increase in cash and restricted cash	31,278
Cash and restricted cash, beginning of period	-
Cash and restricted cash, end of period	$31,278

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid on credit facility	$1,595

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Real estate investments funded net of credit facility advances	$39,875
Deferred financing fees funded net of credit facility advances	$563
Derivative financial instruments funded net of credit facility advances	$40
Real estate investments contributed by Members	$61,424
Accrued capital expenditures related to real estate investments at period end	$6,899
Issuances of deposits contributed by Members	$13,151
Distributions payable to Members	$700

The accompanying notes are an integral part of these consolidated financial statements.

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Fundrise SFR JV 1, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise SFR JV 1, LLC was formed on January 4, 2021, as a Delaware limited liability company and is governed by a limited liability company agreement (the “Operating Agreement”). The “Company”, “we”, “us”, and “our” collectively refer to Fundrise SFR JV 1, LLC and its consolidated subsidiaries except where the context otherwise requires. The Company is owned 10% by Fundrise Growth eREIT VII, LLC (the “Operating Member”) and 90% by Fundrise Real Estate Interval Fund, LLC (the “Investor Member”) (collectively referred to as the “Members”). The Operating Member serves as the manager of the Company and has responsibility for day-to-day management and operations in accordance with the approved plans and budgets.

Our Members are externally managed by Fundrise Advisors, LLC (the “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”), and a wholly-owned subsidiary of Rise Companies Corp. (the “Sponsor”).

The Company was organized primarily to originate, invest in, and manage a diversified portfolio of single family rental real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company substantially commenced operations on January 25, 2021.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. There were no VIEs as of December 31, 2021.

All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

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Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and other escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by another fund affiliated with the Manager of our Members. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, single family homes, townhomes or condominiums, or multifamily properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheet as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheet as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statement of operations. In-place lease assets have been reflected within “Other assets, net” in our consolidated balance sheet.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 years
Site improvements	20 years
Furniture and fixtures	9 years
Lease intangibles	Over lease term

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We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. For the period January 4, 2021 (inception) through December 31, 2021, no such impairment occurred.

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the revolving credit facility are recorded within “Other assets, net” on the accompanying consolidated balance sheet.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the Members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company files various federal, state, and local tax returns within the United States. No returns are currently under examination; however, the statute of limitations of the Company’s federal tax returns generally remains open three years after the date of filing (state and local tax returns may remain open for an additional year depending upon the jurisdiction).

The Company has one taxable real estate investment trust (“REIT”) subsidiary (“TRS”), which was formed with an effective date of October 9, 2021. We had made no provision for U.S. federal income tax purposes prior to the formation of our TRS. As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no TRS income or expense activity during the period ended December 31, 2021, and as such no income tax expense was recorded. As of December 31, 2021, there are no gross deferred tax assets or liabilities.

Revenue Recognition

Rental and other property revenues are recorded when due from tenants and recognized monthly as earned. Other property revenue consists primarily of administrative, application, and other transactional fees charged to tenants. Advance receipts of rental revenue are deferred until earned and presented as “Rental security deposits and other liabilities” on the consolidated balance sheet. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Leases entered into for the rental of a single-family or multifamily unit are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of December 31, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

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Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases, addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 for the period January 4, 2021 (inception) through December 31, 2021. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets, net” in our consolidated balance sheet. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

3.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Rental Real Estate Properties

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

As of December 31, 2021
Land	$63,739
Building and building improvements	326,929
Site improvements	30,887
Furniture, fixtures, and equipment	11,359
Total gross investment in rental real estate properties	$432,915
Less: Accumulated depreciation	(4,361)
Total investment in rental real estate properties, net	$428,554

As of December 31, 2021, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $8.6 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $4.2 million.

For the period January 4, 2021 (inception) through December 31, 2021, the Company recognized approximately $4.4 million of depreciation expense on rental real estate properties.

Real Estate Held for Improvement

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

As of December 31, 2021
Land and land improvements	$39,848
Building and building improvements	6,639
Work in progress	434
Total investment in real estate held for improvement	$46,921

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As of December 31, 2021, real estate held for improvement included capitalized transaction costs of approximately $3.0 million, which includes cumulative acquisition fees paid to the Sponsor of approximately $438,000.

4.	Other Assets, Net

The balance in other assets, net consists of the following (amounts in thousands):

As of December 31, 2021
Deferred financing costs, net	$3,313
In-place lease asset, net	1,140
Deferred leasing costs, net	917
Prepaid expenses	749
Tenant receivables, net	637
Other	286
Total other assets, net	$7,042

For the period January 4, 2021 (inception) to December 31, 2021, amortization expense on deferred financing costs was approximately $753,000, and is included within “Interest expense” in the consolidated statement of operations.

For the period January 4, 2021 (inception) to December 31, 2021, the Company recognized approximately $297,000 of amortization expense on in-place lease assets and approximately $579,000 of amortization expense on deferred leasing costs. Both amounts are included within “Depreciation and amortization” in the consolidated statement of operations.

As of December 31, 2021, tenant receivables were recorded net of an allowance for credit losses of approximately $95,000. For the period January 4, 2021 (inception) to December 31, 2021, the Company recorded approximately $109,000 in bad debt expense.

5.	Credit Facility

On May 13, 2021, Fundrise SFR Portfolio, LLC (the “Borrower”), an indirect subsidiary of the Company, executed an agreement with Goldman Sachs Bank USA for a revolving credit facility of up to $150 million, secured by real property owned by the Borrower’s subsidiaries (the “Credit Facility”). The Credit Facility was amended on October 12, 2021 and further amended on November 12, 2021 to increase the commitment amount to $300 million. The Credit Facility bears interest at the greater of 0.25% or the London Interbank Offered Rate (LIBOR), plus (i) 2.60% for advances up to $150 million, and (ii) 2.35% with respect to the portion of the outstanding principal amount in excess of $150 million. The Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The Credit Facility matures on November 13, 2023, with one twelve-month extension option. For the period January 4, 2021 (inception) through December 31, 2021, we incurred interest expense on the outstanding principal of approximately $2.2 million. As of December 31, 2021, approximately $614,000 of interest was payable to the lender.

For the period January 4, 2021 (inception) through December 31, 2021, we incurred loan servicing fees of approximately $471,000, which is included within “Interest expense” in the consolidated statement of operations.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company and its Members. As of December 31, 2021, the Company was in compliance with all financial covenants per the Credit Facility.

After December 31, 2021, certain tenors of the U.S. dollar, or USD, LIBOR will cease to be published with all remaining tenors of the USD LIBOR ceasing publication after June 30, 2023. Currently, our exposure to the phase-out of LIBOR is limited to the Credit Facility. The terms of the Credit Facility allow for the transition to an alternate benchmark interest rate, including the secured overnight financing rate, or SOFR, to replace any outstanding USD LIBOR borrowings at the time USD LIBOR is no longer published.

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The following is a summary of the Credit Facility secured by the Company’s properties as of December 31, 2021 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of December 31, 2021
Fundrise SFR Portfolio, LLC and Subsidiaries	$300,000	11/13/2023	2.60 – 2.85%	$279,200	(1)

(1)	Excludes unamortized deferred financing costs of approximately $3.3 million as of December 31, 2021. These deferred financing costs are included in “Other assets, net” on the consolidated balance sheet.

The following table presents the future principal payments due under the Company’s Credit Facility as of December 31, 2021 (dollar amounts in thousands):

Year	Amount
2022	$-
2023	279,200
2024	-
2025	-
2026 and thereafter	-
Total	$279,200

6.	Derivative Financial Instruments

Effective May 18, 2021, we entered into an interest rate cap agreement for $70,000 with a notional amount of $150 million and a strike rate of 2.0% to manage our exposure to interest rate risk on our variable rate debt (see Note 5). The interest rate cap agreement was amended on October 25, 2021 and further amended on December 7, 2021 in connection with the amendments of the credit agreement, resulting in additional premium payments of $40,000 and $57,000, respectively. The interest rate cap is not for trading or other speculative purposes.

The interest rate cap agreement matures on May 18, 2023. We have not designated the interest rate cap as a cash flow hedge; therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. For the period January 4, 2021 (inception) through December 31, 2021, we recognized a loss on the interest rate cap of approximately $18,000, recorded as “Loss on derivative financial instruments” in our consolidated statement of operations.

The fair value of our derivative is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivative as of December 31, 2021 is shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2021
Interest Rate Cap	$300,000	05/18/2021	05/18/2023	$149

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by market participants.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

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Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, a derivative financial instrument, and the outstanding principal on the Credit Facility.

The carrying amount of the Company’s cash and cash equivalents and restricted cash as of December 31, 2021 approximates fair value due to its short-term nature.

The only asset or liability as of December 31, 2021 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of December 31, 2021, management estimated the fair value of our derivative financial instrument to be approximately $149,000. We classify this fair value measurement as Level 2 as we use significant other observable inputs.

As of December 31, 2021, the Credit Facility outstanding principal carrying value was approximately $279.2 million, and the aggregate fair value approximated its carrying value. The fair value of our borrowings under variable rate agreements are estimated using a present value technique based on expected cash flows discounted using the current market rates (Level 3).

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

8.	Members’ Equity

Capital contributions are required from the Members on a pro rata basis as defined in the Operating Agreement. For the period January 4, 2021 (inception) through December 31, 2021, capital contributions totaled approximately $250.6 million.

Distributions shall be made to the Members in proportion to their respective ownership percentages. For the period January 4, 2021 (inception) through December 31, 2021, the Company’s total distributions declared to Members was approximately $1.5 million. Approximately $700,000 of distributions were payable as of December 31, 2021.

The Company’s net income or loss is allocated to the Operating Member and Investor Member pro rata in proportion to their respective ownership percentages.

9.	Property Management Agreements

In connection with our investments in rental real estate properties, the Company entered into six property management agreements with third parties to lease and manage the underlying assets. Five of the agreements were executed for an initial one-year term, which shall be automatically extended for successive periods of one year. The remaining agreement is effective for an initial three-year term, at which time it shall terminate unless extended by mutual agreement. These agreements may be terminated without cause by either party upon delivery of at least 30-60 days’ prior written notice.

Property management fees for these agreements are calculated as a percentage of gross rental receipts and certain fees collected from tenants, subject to a minimum management fee as defined in the property management agreements. For the period January 4, 2021 (inception) through December 31, 2021, the Company incurred property management fees of approximately $750,000, which are included in property operating and maintenance expense on the accompanying consolidated statement of operations. Approximately $282,000 of property management fees were payable as of December 31, 2021.

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10.	Related Party Transactions

Operating Expenses

Under the terms of the Operating Agreement, the Company shall pay or reimburse the Operating Member and its affiliates for actual expenses incurred on our behalf that are directly related to the operation, maintenance, and administration of the Company. For the period January 4, 2021 (inception) through December 31, 2021, the Operating Member and its affiliates incurred approximately $3.2 million of reimbursable operating costs on our behalf. Approximately $319,000 of such costs were payable as of December 31, 2021.

Acquisition Fees

We typically pay the Sponsor a one-time acquisition fee equal to approximately 1.0% of the purchase price of each real estate investment acquired. Acquisition fees are capitalized in accordance with our accounting policies (see Note 2). For the period January 4, 2021 (inception) through December 31, 2021, total acquisition fees earned by the Sponsor were approximately $4.6 million. Approximately $27,000 in acquisition fees were payable as of December 31, 2021.

11.	Commitments and Contingencies

Litigation

In the ordinary course of business, we may become subject to litigation or claims. As of December 31, 2021, there were no material pending legal proceedings to which the Company is a party.

Although there can be no assurance, we are not aware of any material environmental liabilities that could have a material adverse effect on our financial position or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of property in the vicinity of the Company’s real estate investment, the activities of tenants and other environmental conditions of which we are unaware with respect to our real estate investment could result in future environmental liabilities.

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through February 25, 2022, for potential recognition or disclosure.

Investments

As of February 25, 2022, the Company has invested an additional $57.8 million in rental real estate properties and real estate held for improvement.

Credit Facility

On February 10, 2022, the Company received an additional $17.5 million advance from the Credit Facility, bringing the total outstanding principal balance to $296.7 million as of February 25, 2022.

Mortgage Payable

On February 10, 2022, the Company entered into a loan agreement with the Prudential Insurance Company of America for a mortgage loan in the amount of $11.9 million in connection with the acquisition of a rental real estate property. The loan has a maturity date of September 5, 2023 and bears interest at SOFR plus an applicable margin.

Contributions

As of February 25, 2022, the Company has received an additional $70 million in capital contributed by its Members.

Affiliated Services Agreement

Effective January 1, 2022, the Company entered into a real estate services agreement (the “Service Agreement”) with Fundrise Real Estate, LLC, a subsidiary of the Sponsor. The Service Agreement outlines various services Fundrise Real Estate, LLC agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, origination and acquisition services, loan servicing, and development and entitlement services. Compensation for such services will be paid to Fundrise Real Estate, LLC as described in the Service Agreement beginning on January 1, 2022. As of February 25, 2022, approximately $286,000 in fees are payable to Fundrise Real Estate, LLC.

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